SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1) (1)
                       COMMONWEALTH BIOTECHNOLOGIES, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    202739108
                                 (CUSIP Number)

                  BRADLEY A. BROWN, MILLS VALUE ADVISER, INC.,
          707 EAST MAIN STREET, RICHMOND, VIRGINIA 23219 (804) 344-3532
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 25, 2000
             (Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)




          (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 202739108             SCHEDULE 13D                   Page 2 of 6 Pages

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Juniper Trading Services, Inc.
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ ]
      (b) [ ]
      Not Applicable
3     SEC USE ONLY

4     SOURCE OF FUNDS*

      OO
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e) [ ]

      Not Applicable
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
    NUMBER OF     7     SOLE VOTING POWER

      SHARES            719,500
                  8     SHARED VOTING POWER

   BENEFICIALLY         -0-
  OWNED BY EACH   9     SOLE DISPOSITIVE POWER

    REPORTING           229,035
                  10    SHARED DISPOSITIVE POWER

   PERSON WITH          -0-
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      719,500
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
      Not Applicable
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.1%
14    TYPE OF REPORTING PERSON*

      CO
                      *See Instructions Before Filling Out!

                                 Amendment No. 1
                                       To
                                  SCHEDULE 13D
                                       FOR
                         Juniper Trading Services, Inc.


Item 1.           Security and Issuer

                           This  Amendment  No. 1  amends  and  supplements  the
                  Schedule  13D dated May 24,  2000  with  regard to the  common stock, no par value per share (the "Common Stock"), of Commonwealth Biotechnologies, Inc., 601 Biotech Drive, Richmond, VA 23235 (the "Issuer").

Item 2.           Identity and Background

                  (A)      Juniper Trading Services, Inc.

                  (B)      Compass Point Building
                           9 Bermudiana Road
                           Hamilton, HM 11  Bermuda

                  (C)      N/A.

                  (D) During the past five years, Juniper Trading Services, Inc. has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (E) During the past five years, Juniper Trading Services, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (F) Juniper Trading Services, Inc. is incorporated under the laws of Bermuda.


Item 3.           Source and Amount of Funds and Other Consideration

                  The total amount of the funds used in making the purchases was $2,600,000. The source of the funds used in making the purchases was working capital and other sources.

Item 4.           Purpose of Transaction

                  Juniper Trading Services, Inc. has purchased shares of Common Stock for investment purposes.

                  There  are  no  plans  or  proposals   which  Juniper  Trading
                  Services, Inc. may have that relate to or would result in:

                      (A) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise disclosed herein;

                      (B) An  extraordinary  corporate  transaction,  such  as a
                      merger,  reorganization  or  liquidation,   involving  the
                      Issuer or any of its subsidiaries;

                      (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

                      (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                      (E) Any material change in the present capitalization or dividend policy of the Issuer;

                      (F) Any other material change in the Issuer's business or corporate structure;

                      (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                      (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                      (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                      Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                      (J) Any action similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer

                      (A) The aggregate number and percentage of Common Stock beneficially owned by Juniper Trading Services, Inc. are 719,500 shares and 35.1%, respectively.

                      (B) Juniper Trading Services, Inc. has the sole power to vote or to direct the vote of the shares identified pursuant to Item 5(a). Juniper Trading Services, Inc. has sole power to dispose or to direct the disposition of 229,035 shares identified pursuant to Item 5(a).

                      (C) Purchases the securities identified pursuant to Item 5(a) within the last 60 days:


         Beneficial      Date of     Number of   Price Per      How Acquired
           Owner       Transaction    Shares       Share           / Sold

            JTS          9/25/00      348,000      $7.47      Private Placement



                      (D) James Thomas Martin has the right to receive dividends from and the proceeds of sale from the Common Stock to the same extent as Juniper Trading Services, Inc. inasmuch as Mr. Martin has total beneficial ownership of Juniper Trading Services, Inc.

                      (E) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None.


Item 7.           Material to be Filed as Exhibits

                  None.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.



                                        Date: October 10, 2000

                                        /s/ Jamie Gutteridge
                                        -------------------------------
                                        Jamie Gutteridge, for and on behalf of
                                        Compass Services Limited, a director of
                                        Juniper Trading Services, Inc.






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).